Exhibit 21

SUBSIDIARY LIST

Doing Business As	State of Incorporation
Carpenter Investments, Inc.	Delaware
CRS Holdings Inc.	Delaware
Dynamet Incorporated	Delaware
Talley Industries, LLC	Delaware
LSM Holding LLC	Delaware
Latrobe Specialty Metals Company, LLC	Delaware